UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File No. 001-12907

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

KNOLL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNOLL, INC.
1235 Water Street
East Greenville, PA 18041

Knoll Retirement Savings Plan

Financial Statements and Supplementary Schedule

Years ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator
Knoll Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Knoll Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Knoll Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Wyomissing, Pennsylvania
June 29, 2015

Knoll Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value	$273,276,630	$267,364,381
Notes receivable from participants	5,094,058	5,193,635
Employer contribution receivable	409,444	450,107
Total assets	278,780,132	273,008,123
Liabilities	—	—
Net assets reflecting investments at fair value	278,780,132	273,008,123
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(162,712)	(119,070)
Net assets available for benefits	$278,617,420	$272,889,053

See notes to financial statements.

Knoll Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2014	2013
Investment income
Interest and dividends	$11,264,880	$7,389,244
Net appreciation in fair value of investments	5,429,513	32,195,810
Total investment income	16,694,393	39,585,054
Interest income on notes receivable from participants	270,048	271,835
Contributions
Participants	8,976,519	8,431,830
Rollovers	501,826	805,863
Employer	2,282,805	1,974,431
Total contributions	11,761,150	11,212,124
Benefits paid to participants	(22,954,094)	(17,481,683)
Administrative expenses	(43,130)	(40,539)
Net increase	5,728,367	33,546,791
Net assets available for benefits:
Beginning of year	272,889,053	239,342,262
End of year	$278,617,420	$272,889,053

See notes to financial statements.

Knoll Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.   Description of Plan

The following description of the Knoll Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Knoll Retirement Plans Administration Committee.

General

The Plan is a defined contribution plan covering all U.S. employees of Knoll, Inc. (the Company or employer). All employees are eligible at their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants can elect to contribute up to 50% of their compensation, as defined, on a pretax basis, after-tax basis, Roth basis, or a combination subject to Internal Revenue Service (IRS) limitations. Participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute amounts representing distributions from other qualified plans.

The Company matches 50% of participant contributions up to a maximum amount of 6% of the participants’ compensation (their “fixed” match) for those participants who are U.S. employees, and no longer participates in any other of the Company’s pension plans. The fixed match is made to the participants’ pretax contributions first, then applied to the participants’ after-tax contributions, if the pretax contributions are less than 6% of compensation.

The Company also, at its discretion, makes an annual profit sharing contribution based on the Company’s financial performance. The amount of the contribution, if made, is equal to a percentage of the participant’s compensation, but in no event will exceed 3% of compensation. To receive a profit sharing contribution, participants must be actively employed at the end of the plan year and no longer participate in any of the Company’s pension plans. There were no discretionary contributions made in 2014 or 2013.

In addition, the Company also makes transitionary contributions to former pension plan participants, calculated based on age and completed years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s fixed match, discretionary profit sharing, and transitionary contributions (when applicable), and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets). Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are typically used to reduce future Company contributions to the Plan and administrative expenses. The benefit to which a participant is entitled is the vested portion of the participant’s account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1.   Description of Plan (continued)

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance. Principal and interest must be repaid over a period not to exceed five years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions. Interest rates ranged from 5.25% to 10.25% at December 31, 2014.

Administrative Costs

The Plan’s administrative costs, other than those related to the management of investments and transaction fees, which totaled $43,130 and $40,539 for the years ended December 31, 2014 and 2013 respectively, are paid by the Company. Expenses related to the management of investments are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement.

Forfeited Accounts

As of December 31, 2014 and 2013 forfeited employer matching non-vested accounts amounted to $187,994 and $43,528 respectively. Forfeitures of employer matching non-vested accounts are used for administrative expenses and to reduce the employer’s matching contributions. During the years ended December 31, 2014 and 2013, forfeitures applied against administrative expenses amounted to $25,163 and $26,981 respectively. Forfeitures applied against employer matching contributions during the years ended December 31, 2014 and 2013 amounted to $48,820 and $148,857, respectively.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date, however, terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or periodic installments over a specified period that does not exceed the longest of: ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.
Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.   Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in the appropriate accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in the stable value fund as well as the adjustment of the fully benefit-responsive investment contracts

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2.   Summary of Significant Accounting Policies (Continued)

from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest rates for outstanding notes receivable ranged from 5.25% to 10.25% as of December 31, 2014. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

Loan origination fees are included in gross loan withdrawals. Origination fees totaled $7,150 and $7,600 for the years ended December 31, 2014 and 2013, respectively.

Payment of Benefits

Benefit payments to participants are recorded when paid.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU supersedes the fair value disclosure requirements in Accounting Standards Codification 820, Fair Value Measurement. The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendment is effective for fiscal years beginning after December 15, 2015. The guidance requires the amendment to be applied retrospectively to all periods presented with the option to early adopt. The Plan has elected to not early adopt the standard and is currently evaluating the impact of the amended guidance on the financial statements.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)
3.   Investments

During 2014 and 2013, the Plan’s investments appreciated in fair value (including gains and losses on investments bought, sold, as well as held during the year) as follows:

	Year ended December 31,
	2014	2013
Mutual funds	$5,057,854	$31,778,226
Knoll Common Stock Fund	371,659	417,584
	$5,429,513	$32,195,810

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2014	2013
Income Plus Fund H*	$58,825,899	$67,436,541
Vanguard Windsor II Fund Inv	51,092,420	49,843,739
American Funds Growth Fund Am	28,256,017	27,144,076
Balanced Index Fund Adm**	27,017,808	—
500 Index Fund Adm**	17,718,107	—
American Funds Euro Pacific R-4	14,150,703	15,102,742
Vanguard Balanced Index Fund Signal***	—	23,659,333
Vanguard 500 Index Fund Signal***	—	13,984,813

* Amounts represent contract value.  As of December 31, 2014 and 2013, fair value is $58,988,611 and $67,555,611, respectively.

** Amount did not exceed 5% at December 31, 2013, but is shown for comparison purposes.

*** Amount did not exceed 5% at December 31, 2014, but is shown for comparison purposes.

4.   Fair Value Measurements

The fair value framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1                                                      Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4.   Fair Value Measurements (Continued)

Level 2                                                      Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3                                                      Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2014 and 2013.

Knoll Common Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Stable value fund: The stable value fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. The fund’s investment objective is to preserve invested principal while providing a competitive current rate of return. The underlying investments of the fund consist primarily of guaranteed investment contracts (GICs), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. The fund is not subject to any withdrawal restrictions and distributions may be taken at any time.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.   Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013.

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Knoll Common Stock Fund	$2,809,588	$—	$—	$2,809,588
Mutual funds
Fixed income fund	13,385,696	—	—	13,385,696
Balanced funds	37,385,148	—	—	37,385,148
Growth funds	102,709,010	—	—	102,709,010
Index funds	57,998,577	—	—	57,998,577
Stable value fund	—	58,988,611	—	58,988,611
Total assets at fair value	$214,288,019	$58,988,611	$—	$273,276,630

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Knoll Common Stock Fund	$2,567,224	$—	$—	$2,567,224
Mutual funds
Fixed income fund	13,005,935	—	—	13,005,935
Balanced funds	54,885,298	—	—	54,885,298
Growth funds	102,073,262	—	—	102,073,262
Index funds	27,277,051	—	—	27,277,051
Stable value fund	—	67,555,611	—	67,555,611
Total assets at fair value	$199,808,770	$67,555,611	$—	$267,364,381

5.   Related Party Transactions

At December 31, 2014 and 2013, the Plan held investments totaling $2,809,588 and $2,567,224 respectively, in shares of common stock of the Company. Dividend income on Company stock totaled $64,487 and $67,421 for the years ended December 31, 2014 and 2014, respectively. Total shares at December 31, 2014 and 2013 equaled 132,715 and 140,209, respectively.

Shares held in the Knoll Common Stock Fund may be sold at any time at participant discretion at the closing price of the Knoll, Inc. common stock on the New York Stock Exchange.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Vanguard Fiduciary Trust Company, the trustee as defined by the Plan. Additionally, the Plan issues loans to participants, which are secured by the balances in participant’s accounts. These transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

Certain administrative functions of the plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)
6.   Income Tax Status

The Plan has been operating under a determination letter from the IRS dated May 15, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

Knoll Retirement Savings Plan
EIN 13-3873847, Plan 002

Schedule H, Line 4(i)—
Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Income Plus Fund H ***	Stable Value Fund	**	$58,825,899
*	Vanguard Windsor II Fund Inv	Mutual Fund	**	51,092,420
	American Funds Growth Fund Am	Mutual Fund	**	28,256,017
	Balanced Index Fund Adm	Mutual Fund	**	27,017,808
	500 Index Fund Adm	Mutual Fund	**	17,718,107
	American Funds EuroPacific R-4	Mutual Fund	**	14,150,703
	PIMCO Total Return Fund, Adm	Mutual Fund	**	13,385,696
*	Vanguard Extend Market Index Adm	Mutual Fund	**	13,262,662
*	Vanguard Explorer Fund Inv	Mutual Fund	**	9,209,871
*	Vanguard Target Retirement 2020	Mutual Fund	**	8,365,690
*	Vanguard Target Retirement 2025	Mutual Fund	**	6,880,375
*	Vanguard Target Retirement 2015	Mutual Fund	**	5,990,507
*	Vanguard Target Retirement 2030	Mutual Fund	**	3,990,928
*	Vanguard Target Retirement Inc	Mutual Fund	**	3,365,991
*	Vanguard Target Retirement 2035	Mutual Fund	**	3,361,281
*	Knoll Common Stock Fund	Company Stock Fund	**	2,809,588
*	Vanguard Target Retirement 2040	Mutual Fund	**	1,557,031
*	Vanguard Target Retirement 2010	Mutual Fund	**	1,409,944
*	Vanguard Target Retirement 2045	Mutual Fund	**	1,404,137
*	Vanguard Target Retirement 2050	Mutual Fund	**	700,308
*	Vanguard Target Retirement 2055	Mutual Fund	**	268,522
*	Vanguard Target Retirement 2060	Mutual Fund	**	90,433
*	Loan Fund	Interest Rates ranging from 5.25% - 10.25%	$0	5,094,058
				278,207,976

*                     Party-in-interest to the Plan, as defined by ERISA.
**              Cost is not required for participant-directed investments.
***        Fair value is $58,988,611 at December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Knoll Retirement Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL RETIREMENT SAVINGS PLAN

Date: June 29, 2015	By:	/s/ Brian J. Reuter

Brian Reuter

Authorized Committee Member

Date: June 29, 2015	By:	/s/ Nathaniel Connor

Nathaniel Connor

Authorized Committee Member